Exhibit 99.1
ENCORE ACQUISITION COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
($ in thousands)

	Three months ended March 31,
	2009	2008

Income (loss) before income taxes	$(10,788)	$50,047
Adjustments:
Add fixed charges:
Interest expense	15,963	19,760
Rental expense attributable to interest	634	423

Total fixed charges	16,597	20,183

Adjusted earnings	$5,809	$70,230

Ratio of earnings to fixed charges (a)	0.4	3.5

(a)	For the three months ended March 31, 2009, earnings as defined were inadequate to cover fixed charges as defined by $10.8 million.